(As filed on June 25, 2003)

                               File No. 70-______


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM U-1
                           APPLICATION OR DECLARATION
                                    under the
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                      1 RIVERSIDE PLAZA, COLUMBUS, OH 43215

               (Name of company filing this statement and address
                         of principal executive office)
              -----------------------------------------------------

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                      1 RIVERSIDE PLAZA, COLUMBUS, OH 43215

 (Name of top registered holding company parent of each applicant or declarant)
             -------------------------------------------------------

                          Geoffrey S. Chatas, Treasurer
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215

                        Jeffrey D. Cross, General Counsel
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                    1 Riverside Plaza, Columbus, Ohio 432165]

                    (Name and address of agents for service)
             -------------------------------------------------------

The commission is requested to mail copies of all orders, notices and other communications to:

Thomas G. Berkemeyer                       Ann B. Graf
Associate General Counsel                  Senior Counsel
American Electric Power Service Corp.      American Electric Power Service Corp.
1 Riverside Plaza                          1 Riverside Plaza
Columbus, OH 43215                         Columbus, OH
614-716-1648      (ph)                     614-716-1649  (ph)
614-716-1687  (f)                          614-716-1687  (f)

Item 1.           Description of Proposed Transaction.

                  A. Background.

                  American Electric Power Company, Inc., a registered holding company (the "Applicant"), herein requests approval from the Commission pursuant to Sections 9(a)(1) and 10 of the Public Utility Holding Company Act of 1935, as amended (the "Act") to acquire a membership interest in PowerTree Carbon Company, LLC (the "Company"), a Delaware limited liability company formed to facilitate investments by the Applicant and other energy companies in forestation projects in the Lower Mississippi River Valley, and possibly other sites, as a means for removing carbon dioxide (CO2) from the atmosphere. The Applicant proposes to acquire such membership interest either directly or indirectly through one or more subsidiaries, including a new subsidiary formed exclusively for the purpose of acquiring and holding the membership interest.

                  The Applicant directly and indirectly owns all of the outstanding common stock of its nine public utility subsidiaries (collectively, the "Utility Subsidiaries"). Together, the Utility Subsidiaries provide retail and wholesale electric service to approximately five million customers in parts of eleven states (Arkansas, Indiana, Kentucky, Louisiana, Michigan, Ohio, Oklahoma, Tennessee, Texas, Virginia and West Virginia). The Utility Subsidiaries and other non-regulated generating subsidiaries of the Applicant own all or portions of 93 electric generating plants in the United States having a combined generating capability of approximately 40,000 megawatts (MW).

                  The Company has been formed under the sponsorship of the electric utility sector in cooperation with the Department of Energy ("DOE"). The Company is part of an industry-wide effort to voluntarily address climate change through measures designed to reduce greenhouse gas emissions in response to President Bush's recent "Climate VISION" plan, or Climate, Voluntary Innovative Sector Initiatives: Opportunities Now. Climate VISION is the first step in the President's policy of encouraging industry to produce voluntary cuts in greenhouse gas emissions. One proven means for reducing greenhouse gases is to use trees to remove CO2 from the atmosphere and store it in tree biomass and roots and soil. The Bush Administration has also proposed, as part of its Global Climate Change program, the creation of transferable credits for measures which reduce greenhouse gas emissions.

                  The Company has obtained commitments totaling approximately $3.5 million from approximately 25 electric utilities, electric utility holding companies and other energy concerns that will be used to fund six forestation projects located in Louisiana, Mississippi and Arkansas. These projects will provide multiple environmental benefits, including removing from the atmosphere and storing over 2 million tons of CO2 over the projects' 100-year lifetimes. Other benefits will include: restoring habitat for birds and animals; reducing fertilizer inputs to waters; and stabilizing soils. Two of the projects will involve purchase and donation of land to the U.S. Fish & Wildlife Service, while other projects will involve obtaining easements for tree planting on private land. The contributions of the members to the Company will be utilized for land acquisition and to pay the cost of planting tree seedlings. It is estimated that these projects will provide carbon benefits of more than 400 and 450 tons of CO2 per acre by years 70 and 100, respectively, at a cost of less that $2.00 per ton.

                  Unlike some earlier forestation projects that U.S. electricity generators have supported in the past, the Company is being formed as a for-profit limited liability company ("LLC"), which it is believed will allow carbon or CO2 reduction credits, if and when they become available, to be more readily transferred. The LLC structure will also allow the members of the Company to take advantage of tax benefits of land donation. Nevertheless, although formed as a for-profit LLC, the Company is essentially a passive medium for making investments in projects that are not expected to have any operating revenues, and will not engage in any active business operations.

                  To the extent not exempt under Rule 43, the Applicant is also requesting authorization pursuant to Section 12(f) of the Act to sell all or a portion of its membership interest in the Company at any time to any of its associate companies. Any sale by the Applicant of its membership interest in the Company to an associate company shall be for an amount equal to the Applicant's investment or pro rata share thereof in the case of a sale of a portion of the Applicant's membership interest. No sale to an associate company that requires approval by any other regulatory commission shall take place until such approval has been obtained.

                  B. Capital Contribution Commitments of Initial Members.

                  The Applicant is one of eleven registered holding companies that have committed, either directly or through subsidiaries, to make capital contributions to the Company. The others are Ameren Corporation, Cinergy Corp., Dominion Resources, Inc., Entergy Corporation, Exelon Corporation, FirstEnergy Corp., Great Plains Energy Incorporated, PEPCO Holdings, Inc., Progress Energy, Inc., and Xcel Energy, Inc. Other energy companies that have committed to make capital contributions are: CLECO Corporation, The Detroit Edison Company, Duke Energy Corporation, Minnesota Power (a division of ALLETE, Inc.), OGE Energy Corp., Oglethorpe Power Corporation, Peabody Energy Corporation, Pinnacle West Capital Corporation, Public Service Electric and Gas Company, Public Service Company of New Mexico, Reliant Resources, Inc., Tennessee Valley Authority, TXU Corp., We Energies (the trade name of Wisconsin Electric Power Company and Wisconsin Gas Company), and Wisconsin Public Service Corporation. The amount of the commitments of the eleven registered holding companies is as follows:

 -------------------------------------- -------------------------------------
 Name of Registered Holding Company     Total Capital Contribution
                                        Commitment
 -------------------------------------- -------------------------------------
 Ameren Corp.                           $100,000
 -------------------------------------- -------------------------------------
 American Electric Power Co.            $300,000
 -------------------------------------- -------------------------------------
 Cinergy Corp.                          $100,000
 -------------------------------------- -------------------------------------
 Dominion Resources, Inc.               $100,000
 -------------------------------------- -------------------------------------
 Entergy Corp.                          $100,000
 -------------------------------------- -------------------------------------
 Exelon Corp.                           $100,000
 -------------------------------------- -------------------------------------
 FirstEnergy Corp.                      $100,000
 -------------------------------------- -------------------------------------
 Great Plains Energy Inc.               $ 50,000
 -------------------------------------- -------------------------------------
 PEPCO Holdings, Inc.                   $ 50,000
 -------------------------------------- -------------------------------------
 Progress Energy, Inc.                  $100,000
 -------------------------------------- -------------------------------------
 Xcel Energy, Inc.                      $100,000
 -------------------------------------- -------------------------------------
                               Total  $1,200,000
 -------------------------------------- -------------------------------------

                  In the aggregate, the capital contribution commitments of the eleven registered holding companies represent approximately 35% of the commitments of all of the initial members.

                  C. Principal Terms of Operating Agreement.

                  Under the Company's Operating Agreement (Exhibit A hereto), the business and affairs of the Company shall be managed by its Board of Managers. Each member that commits to make a capital contribution of at least $100,000 is entitled to appoint one representative to the Board of Managers. In general, actions by the Board of Managers may be taken by a majority of the managers present at a meeting. However, certain actions of the Board of Managers or of any individual manager or any officer require authorization by a two-thirds vote of the full board. These include, among others actions: the sale, exchange or other disposition of any of the assets of the Company greater that $20,000 in value; the commencement of a voluntary bankruptcy proceeding; the declaration or making of any distributions to members; the incurrence of any indebtedness by the Company; capital expenditures exceeding $20,000; and the acquisition or lease of any real property and any sale of, donation, lease or sublease affecting real property owned by the Company.

                  New members may be admitted to the Company only upon the unanimous approval of the then existing members. Upon admission of any new member, the percentage interests of existing members shall be reduced accordingly. A member may transfer all or a portion of its membership interest only upon receiving approval of two-thirds of the existing members, except that, without the prior approval of the other members, a member may transfer all or a part of its membership interest to an affiliate of such member or to any other member. A two-thirds vote of the members is also required for the election of officers of the Company. The members have equal voting rights, regardless of their percentage interests in the Company.

                  The Operating Agreement provides that, so long as any member is a registered holding company or subsidiary company thereof, any voting rights in the Company received or otherwise obtained by such member equal to or exceeding 10% of the total outstanding voting rights in the Company shall be automatically (and without any requirement for consent on the part of the affected member) allocated to the other members in equal portions such that no registered holding company member will hold 10% or more of voting rights in the Company. In addition, any member may elect to limit its voting rights to less than 5% of the total voting rights in the Company, in which case the voting rights of such member or members equal to or exceeding 5% of the total voting rights in the Company would be automatically allocated in equal portions to the other members.

                  The Operating Agreement further provides that each member (or its designee(s) or transferee(s)) shall be entitled to claim a pro rata share of all carbon that is determined to be sequestered by the Company's efforts to which legal rights, if any, have been obtained ("Carbon Reductions") based on the member's percentage interest in the Company. A member may generally utilize such member's share of any Carbon Reductions in connection with its participation in any greenhouse gas reporting or regulatory program or transfer or assign such Carbon Reductions to one or more other persons.

Item 2.           Fees, Commissions and Expenses.

                  The fees, commissions and expenses incurred or to be incurred in connection with the preparation and filing of this Application/Declaration are estimated not to exceed $2,000.

Item 3.           Applicable Statutory Provisions.

                  A. General.

                  Sections 9(a)(1) and 10 of the Act are applicable to the proposed acquisition of a membership interest in the Company, as well as to the acquisition of the securities of any new subsidiary formed exclusively for the purpose of acquiring and holding the membership interest. The subsequent sale of all or a portion of the membership interest in the Company acquired by the Applicant to any associate company thereof is subject to Section 12(f) of the Act, but may be exempt under Rule 43.

                  B. Standards of Sections 9(a) and 10.

                  The transaction proposed herein involves an acquisition of securities, as well as an acquisition of an interest in an other (i.e., non-utility) business, and is therefore subject to the approval of this Commission under Section 10. The relevant standards for approval under Section 10 are set forth in subsections (b), (c) and (f). As applied to interests in non-utility businesses, Section 10(c)(1) of the Act provides that the Commission shall not approve an acquisition that is "detrimental to the carrying out of the provisions of section 11." Section 11(b)(1), in turn, directs the Commission to limit the operations of a holding company system to a single integrated public-utility system and such non-utility businesses as are "reasonably incidental, or economically necessary or appropriate to the operations" of its integrated system or systems. The Commission and the courts have interpreted these provisions as expressing a Congressional policy against non-utility activities that bear no operating or functional relationship to the utility operations of the registered system.1

                  The Commission has previously authorized new registered holding companies to retain, under the standards of Section 11(b)(1), interests in ventures formed to invest in start-up companies that offer products or services that will generate greenhouse gas emission reductions for submission to the DOE as "Climate Challenge" credits pursuant to Title XVI of the Energy Policy Act of 1992.2 Further, under Rule 58(b)(1)(ii), a registered holding company may, without the need for prior approval by the Commission (subject to certain investment limitations), acquire the securities of companies that engage in the "development and commercialization of electrotechnologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations." (Emphasis supplied)

                  The Applicant's proposed investment in the Company is intended to contribute positively to the national goal of reducing greenhouse gases through voluntary industry specific efforts. The forestation projects that the Company will fund have received strong backing from the DOE, Department of Agriculture and Department of Interior. Moreover, the proposed investment in the Company will provide the Applicant with a means to obtain carbon or CO2 reduction credits, if and when such credits become available.

                  C. Compliance with Rule 54. The proposed transaction is also subject to Rule 54. Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO") or other transactions unrelated to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if the requirements of Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through
(b)(3) of Rule 53 exists.

                  AEP consummated the merger with Central and South West Corporation, now AEP Utilities, Inc. ("CSW"), on June 15, 2000 pursuant to an order dated June 14, 2000 (HCAR No. 27186), which further authorized AEP to invest up to 100% of its consolidated retained earnings, with consolidated retained earnings to be calculated on the basis of the combined consolidated retained earnings of AEP and CSW (the "Rule 53(c) Order").

                  AEP currently meets all of the conditions of Rule 53(a), except for clause (1). At March 31, 2003, AEP's "aggregate investment", as defined in Rule 53(a) (1), in EWGs and FUCOs was approximately $1.766 billion, or about 70.1% of AEP's "consolidated retained earnings", also as defined in Rule 53(a) (1), for the four quarters ended March 31, 2003 ($2.519 billion). With respect to Rule 53(a) (1), however, the Commission has determined that AEP's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a) (1) would not have either of the adverse effects set forth in Rule 53(c). See the Rule 53(c) Order.

                  In addition, AEP has complied and will continue to comply with the record-keeping requirements of Rule 53(a) (2), the limitation under Rule 53(a) (3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a) (4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) (1) or (3) has occurred or is continuing.

                  The circumstances described in Rule 53(b) (2) have occurred. As a result of the recording of a loss with respect to impairment charges, AEP's consolidated retained earnings declined for the period ending March 31, 2003. The average consolidated retained earnings of AEP for the four quarterly periods ended March 31, 2003 was $2.519 billion, or a decrease of approximately 23.9% from the company's average consolidated retained earnings for the four quarterly periods ended March 31, 2003 of $3.308 billion. In addition, AEP's "aggregate investment" in EWGs and FUCOs as of March 31, 2003 exceeded 2% of the total capital invested in utility operations.

                  If the effect of the capitalization and earnings of EWGs and FUCOs in which AEP has an ownership interest upon the AEP holding company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of AEP's EWGs and FUCOs, have a material adverse effect on the financial integrity of the AEP system, or an adverse impact on AEP's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of AEP's overall financial condition which took into account, among other factors, AEP's consolidated capitalization ratio and the growth trend in AEP's retained earnings.

                  As of December 31, 1999, the most recent period for which financial statement information was evaluated in the 53(c) Order, AEP's consolidated capitalization (including CSW on a pro forma basis) consisted of 37.3% common and preferred equity, 61.3% debt and $335 million principal amount of certain subsidiary obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures of such subsidiaries ("Trust Preferred Securities") representing 1.4%. As of March 31, 2003, AEP's consolidated capitalization consisted of 55.2% debt, 38.3% common and preferred equity (consisting of 394,993,420 shares of common stock representing 37.7%, $376 million principal amount of equity units representing 1.7% and $144 million principal amount of preferred stock representing 0.6%), $321 million principal amount of Trust Preferred Securities representing 1.4% and $759 million minority interest in finance subsidiary representing 3.4%.

                  AEP respectfully submits that the requirements of Rule 53(c) are met. The requested authority will not have a substantial adverse impact upon the financial integrity of AEP or its Utility Subsidiaries.

                  None of AEP's Utility Subsidiaries or their customers will be adversely impacted by the requested relief.

                  The ratio of common equity to total capitalization, net of securitization debt, of each of the Utility Subsidiaries will continue to be maintained at not less than 30%. In addition, each of the Utility Subsidiaries is subject to regulation by one or more state commissions that are able to protect utility customers within their respective states.

                  Since the date of the Rule 53(c) Order, there has been a reduction in AEP's consolidated equity capitalization ratio; however, it remains within acceptable ranges and limits of rating agencies for strong investment grade corporate credit ratings. In addition, the operating subsidiaries, which will have a significant influence on the determination of the AEP corporate rating, continue to show strong financial statistics as measured by the rating agencies.

                  As of December 31, 1999, Standard and Poor's rating of secured debt for AEP's operating subsidiaries was as follows: Appalachian Power Company, A; Columbus Southern Power Company, A-; Indiana Michigan Power Company, A-; Kentucky Power Company, A; and Ohio Power Company, A-. As of December 31, 1999, Standard and Poor's rating of secured debt for Central and South West Corporation's Utility Subsidiaries was as follows: AEP Texas Central Company (formerly Central Power and Light Company), A; Public Service Company of Oklahoma, AA-; Southwestern Electric Power Company, AA-; and AEP Texas North Company (formerly West Texas Utilities Company), A.

                  As of March 31, 2003, Standard and Poor's rating of secured debt for AEP's operating subsidiaries was as follows: Appalachian Power Company, BBB; Columbus Southern Power Company, BBB; Indiana Michigan Power Company, BBB; Kentucky Power Company, BBB and Ohio Power Company, BBB. As of March 31, 2003, Standard and Poor's rating of secured debt for Central and South West Corporation's Utility Subsidiaries was as follows: AEP Texas Central Company (formerly Central Power and Light Company), BBB; Public Service Company of Oklahoma, BBB; Southwestern Electric Power Company, BBB; and AEP Texas North Company (formerly, West Texas Utilities Company), BBB.

Item 4.           Regulatory Approval.

                  No state commission, and no federal commission, other than this Commission, has jurisdiction over the proposed transaction.

Item 5.           Procedure.

                  The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application/Declaration as soon as practicable. The Applicant requests that the Commission's order be issued as soon as practicable after the notice period and in any event not later than July 31, 2003 in order to accommodate the initial call of capital contributions by the Company. The Applicant further requests that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective, hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission, and consents to the assistance of the Division of Investment Management in the preparation of the Commission's decision and/or order, unless the Division of Investment Management opposes the matters proposed herein.


Item 6.  Exhibits and Financial Statements.

         A. Exhibits.

            A     -  Draft of Operating Agreement of PowerTree Carbon
                     Company, LLC

            B     -  None

            C     -  Inapplicable

            D     -  None

            E     -  Inapplicable

            F-1   -  Opinion of Counsel for the Applicant

            F-2   -  Opinion of Morris, James, Hitchens & Williams LLP

            G     -  Form of Federal Register Notice

         B. Financial Statements.

            (Deemed unnecessary because of the de minimis nature of the proposed transaction)


Item 7.           Information as to Environmental Effects.

                  None of the matters that are the subject of this Application/Declaration involves a "major federal action" nor do such matters "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application/Declaration will not result in changes in the operation of the Applicant that will have an impact on the environment. The Applicant is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction that is the subject of this Application/Declaration.

                                    SIGNATURE

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                    AMERICAN ELECTRIC POWER COMPANY, INC.

                                    By:    /s/ Susan Tomasky
                                             Name: Susan Tomasky
                                             Title: Vice President

Date:  June 25, 2003





1 See Michigan Consolidated Gas Co., 44 S.E.C. 361, 363-365 (1970), aff'd 444 F.2d 913 (D.C.Cir.1971).

2 See Exelon Corp., Holding Co. Act Release No.27256 (Oct. 19, 2000); and CP&L Energy, Inc., Holding Co. Act Release No.27284 (Nov. 27, 2000).